EXHIBIT 99.1

North American Construction Group Announces Dividend Increase

ACHESON, Alberta, Aug. 07, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that the Board of Directors has approved a change to its dividend policy whereby the Company’s regular dividend will be increased to sixteen Canadian cents ($0.16) per common share per year, payable on a quarterly basis, up from the current eight Canadian cents ($0.08) per year.  The change in dividend policy will be effective immediately and the Board of Directors has amended the declaration of dividend previously announced on July 30, 2019, to be in the amount of four Canadian cents ($0.04) rather than the previously announced two Canadian cents ($0.02).  That increased dividend continues to be payable to common shareholders of record at the close of business on August 31, 2019, will be paid on October 4, 2019 and is an eligible dividend for Canadian income tax purposes.

Commenting on this move, Martin Ferron, Chairman and Chief Executive Officer stated; “Although this is the first increase to the dividend initiated in 2014, the Board of Directors has now resolved to review further increases on an annual basis. Due to our strong backlog spanning several years, we believe that we will generate sufficient cash flow to achieve our deleveraging targets while also continuing to grow our business and maintain our shareholder friendly posture.”

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believe”, “will” or similar expressions. Examples of forward-looking information in this news release include the belief that the Company will generate sufficient cash flow to achieve its deleveraging targets while also continuing to grow its business and maintain its shareholder friendly posture. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force and performance of our customers. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

Jason Veenstra
Chief Financial Officer
North American Construction Group
780.948.2009
jveenstra@nacg.ca
www.nacg.ca

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